May 14, 2021

              VIA E-MAIL

              Darin Smith, Esq.
              Vice President and Associate General Counsel
              Equitable Financial Life Insurance Company
              1290 Avenue of the Americas
              New York, NY 10104

              Re:            Separate Account No. 49 of Equitable Financial
Life Insurance Company
                             Initial Registration Statement on Form N-4
                             File Nos. 333-254385; 811-07659

                             Equitable Financial Life Insurance Company
                             Initial Registration Statement on Form S-3
                             File No. 333-254384

              Dear Mr. Smith:

                      On March 17, 2021 you filed the above-referenced initial registration statements on Form
              N-4 and Form S-3 on behalf of Equitable Financial Life Insurance
Company (the    Company   )
              and its separate account. Based on the Company   s
representations in the letters accompanying
              the registration statements, we have given the registration statements a selective review. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.1

              General

                      1. Please confirm that all missing information, including all exhibits, will be filed in a pre-
                         effective amendment to each registration statement. We
may have further comments
                         when you supply the omitted information.

                      2. The Contract offers one variable investment option, which invests in shares of the
                         EQ/Money Market Portfolio of the EQ Advisors Trust. To
avoid investor confusion,
                         please revise the disclosure throughout the prospectus
to remove references to one or
                         more Portfolios or to one or more variable investment
options. Please also remove


              1
               Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbering refers to the Form N-4 registration statement unless otherwise indicated.



     Darin Smith, Esq.
    May 14, 2021
    Page 2 of 11

           Portfolio disclosure that is not relevant to the Contract, such as the disclosure relating to the Asset Transfer Program.

       3. The Company allows contract owners to pay third-party advisory fees under a Series
          ADV contract through a withdrawal of account value. Given the potentially significant reduction in account value that could occur as a result of ongoing withdrawals from
          Segments prior to the Segment Maturity Date, particularly with respect to the proportionate reduction in the Segment Investment resulting from the Segment Interim
          Value calculation, as well as the proportionate reduction in the death benefit and the potential tax consequences of such withdrawals, please explain supplementally the
          Company   s basis for determining that such deductions are suitable
for Series ADV
          contract owners.

       4. Please confirm supplementally that the rates and assumptions reflected in the examples throughout the prospectus are reasonable in light of current and anticipated market conditions.

       5. Please add the word    Appendix    to all appendix cross-references,
or utilize some other
          method for clarifying such cross-references (e.g., it is not clear
that    see Segment
          Maturity Value    means the appendix titled    Segment Maturity Value
Calculation
          Examples   ).

       6. Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) of the Securities Act of 1933.

    Cover Page

       7. Please state that index-linked annuity contracts are complex insurance and investment vehicles, and investors should speak with a financial professional
about the contract   s
          features, benefits, risks, and fees, and whether the contract is appropriate for the investor based upon his or her financial situation and objectives.

       8. In the fourth paragraph, please clarify that advisory fee withdrawals will reduce the account value in addition to the death benefits, and prominently state that these deductions could reduce the account value and death benefit by more than the amount of the deductions, and, over time, could result in a significant loss of principal and previously credited interest. Please also prominently state that, if possible, an investor should use a source other than the account value under the contract to pay advisory fees.
          Please provide corresponding disclosure in the At a Glance     Key
Features     Three
          Contract Series (page 9), Risk Factors (page 15), Fee Based Programs (page 33), and
          Partial Withdrawals (page 38) sections of the prospectus.
               Darin Smith, Esq.
              May 14, 2021
              Page 3 of 11

                      9. In the sixth paragraph, please disclose the name of the portfolio company. Item
                         1(a)(viii) of Form N-4.2

                      10. Please revise the seventh paragraph as follows:

                                    a. Please state the minimum guaranteed
Performance Cap Rates and Segment
                                       Buffers under the contract.

                                    b. In the first sentence, please clarify
that the    set period    for any Segment is either
                                       one year or six years.

                                    c. In the fourth sentence, please clarify
that the extent of downside protection, also
                                       referred to as the Segment Buffer,
varies by Segment.

                                    d. Clarify here and throughout the
prospectus that the owner bears the risk of a
                                       substantial loss of principal and
previously credited interest with respect to
                                       investments in the Structured Investment
Option. Please explain that    principal
                                       and previously credited interest
means the initial amount invested in a Segment.

                                    e. Please revise the bolded disclosure to
state that the performance of the Structured
                                       Investment Option may be negative, and
to make clear that the risk of loss of
                                       principal and previously credited
interest could be as much as 80% to 90% due to
                                       negative index performance.

                      11. In the eighth paragraph, please specify each type of distribution occurring prior to a
                          Segment Maturity Date that triggers a Segment Interim
Value calculation (e.g.,
                          withdrawal (including a withdrawal to pay advisory
fees under a Series ADV contract
                          and a free withdrawal under a Series B contract),
surrender, contract cancellation,
                          transfer). Please also disclose if payment of the
death benefit is considered to be an early
                          distribution, and if not, please explain, where
appropriate in the prospectus, how the
                          Segment Rate of Return is calculated if death occurs
prior to the Segment Maturity Date.
                          Please prominently state that the Segment Interim
Value calculation could result in a loss
                          of principal and previously credited interest of up
to 80% to 90%. Please state that due to
                          withdrawal charges, a loss of principal and
previously credited interest under a Series B
                          contract could be more than 80% to 90%.

                      12. In the third to last paragraph prior to the rule 30e-3 disclosure, please disclose that the maximum withdrawal charge for Series B contracts is
7%. Please also more clearly
                          explain all of the material differences among the
three contract types, as it is not clear
                          why an investor would purchase a Series B contract
with a withdrawal charge when all
                          other fees, expenses, and benefits under each series
appear to be the same. Please



              2
               References herein to Form N-4 requirements refer to those in place prior to the recently adopted Form amendments. See
              Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts,
              Sec. Act Rel. No. 10765 (March 11, 2020).
     Darin Smith, Esq.
    May 14, 2021
    Page 4 of 11



           provide corresponding disclosure in the At a Glance - Three Contract Series discussion on page 9.

           So that all contract versions are discussed at the outset of the document, please also move this paragraph up to follow the first paragraph on the cover page, and similarly move up the fourth paragraph regarding the Series ADV contracts.

    Definitions of Key Terms (pages 6-8)

        13. The Contract does not offer any Segments that provide a return based on the performance of an exchange-traded fund. Accordingly, please remove all such references to exchange-traded funds here (in the definition of Index) and elsewhere throughout the prospectus.

    At a Glance     Key Features (pages 9-12)

        14. Please fix the formatting in the Three Contract Series to make the discussion more legible, i.e., provide spaces between paragraphs.

        15. In the fourth paragraph under Three Contract Series, please clarify the statement that each series has different expenses and withdrawal charge periods, as the series have the same expenses (other than the withdrawal charge) and only the Series B contract has a withdrawal charge period. Please also clarify the statement that certain Segments have
            Segment Durations that extend beyond the withdrawal charge period, as both the longest
            Segment Duration and the withdrawal charge period are for a duration of six years.
            Please explain why the expiration of the withdrawal charge period prior to the Segment
            Maturity Date is a relevant factor for an investor to consider. Please also explain why an
            investor might be    better off    purchasing a Series B or Series
ADV contract if he or she
            intends to hold the contract for an extended period of time.

        16. When stating that there currently is one variable investment option, please state what it is
            (i.e., the EQ/Money Market investment option).

        17. As noted later in the prospectus, please state in the Structured Investment Option discussion that the Company will announce Performance Cap Rates at least one week before the Segment Start Date, and disclose where such rates may be found.

        18. Please clearly state that the Segment Interim Value calculation will reduce the amount paid upon surrender or contract cancellation prior to the Segment Maturity Date, and will reduce the amount in a Segment following a transfer or withdrawal (including a withdrawal to pay advisory fees under a Series ADV contract) prior to the Segment
            Maturity Date, perhaps by more than the amount of the transfer or withdrawal.
     Darin Smith, Esq.
    May 14, 2021
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       19. In the chart comparing the Segment Types, please include the available Indices for each type.

       20. Please briefly describe the amount to be refunded upon cancellation of the contract.

    Fee Table (pages 13-14)

       21. In the narrative preceding the fee table, please clarify that advisory fees under the Series
           ADV would increase the overall cost of a Series ADV contract. Please make corresponding changes to the narrative preceding the Examples on page 14.

       22. Please provide the maximum transfer fee and third party transfer or exchange fee in the table. Instruction 5 to Item 3 of Form N-4.

       23. To avoid investor confusion, please remove the second line item regarding the Return of
           Premium Death Benefit charge in the Annual Contract Expenses table, and merge the two footnotes explaining the charge into one footnote. Please clarify in the footnote that the charge percentage reduces the Segment Rate of Return.

       24. The Segment Interim Value is applied at the time there is a distribution from a Segment, rather than on an ongoing basis. Accordingly, please move the Segment Interim Value to the Transaction Expenses table. Please make clear that the Segment Interim Value applies to withdrawals (including withdrawals to pay advisory fees under a Series ADV contract), surrenders, contract cancellation, and transfers).

       25. In the narrative preceding the Annual Portfolio Expenses table, please remove the
           references to the Appendix    Portfolio Companies available under
the contract,    as there
           is no such appendix.

       26. In the narrative preceding the Examples, please remove the reference
to the    maximum
           charge    with respect to the Return of Premium death benefit, as
there is no maximum
           charge.

       27. In the Examples, please include expenses for the Series ADV contract, which should be the same as the expenses under the Select contract. Please also explain supplementally why the expenses for the Series B and Select contracts differ in year 10 if an owner surrenders, and why they differ at all if an owner does not surrender, as the fees and expenses for these two contracts are the same other than with respect to the 6-year withdrawal charge.

       28. Please clarify in the disclosure that condensed financial information has not been provided because no variable investment option offered by the prospectus has yet been sold. See Instruction 1 to Item 4(a) of Form N-4.
     Darin Smith, Esq.
    May 14, 2021
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    Risk Factors (pages 15-18)

        29. In the first bullet, please state that the risk of loss of principal and previously credited interest can become greater in the case of a withdrawal (including a withdrawal to pay advisory fees under a Series ADV contract), surrender, contract cancellation, or transfer prior to a Segment Maturity Date due to charges and adjustments imposed on those distributions, and that this may occur even if index performance has been positive.

        30. Please indent the third and fourth paragraph on page 15 to make clear that they are part of the discussion regarding risk of substantial loss of principal. In the last sentence of the
            third paragraph, please remove the reference to a new    Standard
 Segment, as the
            disclosure applies to all types of Segments.

        31. When discussing the Performance Cap Rate, please disclose that it is a rate of return from the Segment Start Date to the Segment Maturity Date or from the Segment Start Date to the first Annual Lock Anniversary (and thereafter from each Annual Lock Anniversary to the next), and not an annual rate of return, even if the Segment Duration is longer than one year.

        32. When discussing the Cap Rate Hold, please provide a cross-reference to the Cap Rate
            Hold discussion on page 28 of the prospectus.

        33. In the third primary bullet on page 16, please specify how index performance will be measured if the index is changed before the Segment Maturity Date (e.g., performance will be recalculated as if the new index had been in place from the beginning of the
            Segment). Please provide corresponding disclosure on page 32 of the prospectus.

        34. Please rewrite the fourth primary bullet on page 16 in accordance with plain English principles. In doing so, please clarify what is meant by the
statement that    a Segment
            cannot be matured until after the scheduled Segment Start Date, when no Segments mature prior to the Segment Start Date. Please also explain why an Index may not publish its value on a Segment Maturity Date. Please clarify what happens on the
            Segment Maturity Date if there has been a delay due to the index (e.g., will the Company create new Segments of Segment Types that utilize unaffected Indices, or will the
            Company transfer the value to a Segment Type Holding Account?), and explain why amounts may be transferred to a Segment Type Holding Account, but will not be
            transferred in accordance with the owner   s allocation
instructions.

        35. With respect to any Index with significant exposure to non-U.S. companies in emerging and frontier markets, please provide disclosure with respect to the following risks:

             a) The potential for errors in Index data, Index computation, and/or Index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing, and financial recordkeeping standards;
     Darin Smith, Esq.
    May 14, 2021
    Page 7 of 11


             b) The potential significance of such errors on the Index   s
performance;

             c) Limitations on the Company   s ability to oversee the Index
provider   s due diligence
                process over Index data prior to its use in Index computation, construction, and/or rebalancing;

             d) The rights and remedies associated with investments that track an Index comprised of foreign securities may be different from investments that track an Index of domestic securities; and

             e) Risks associated with investments in China.

           See ADI 2020-11    Registered Funds    Risk Disclosure Regarding
Investments in Emerging
           Markets    at
https://www.sec.gov/investment/accounting-and-disclosure-information/principal-
           risks/registered-funds-risk-disclosure.

    Contract Features and Benefits     Structured Investment Option (pages
25-32)

        36. The prospectus states that the Company is not obligated to offer any Segment Types.
            Please explain supplementally how reserving the right to not offer any Segments as investment options is reasonable and consistent with investor expectations when they purchased the Contact or how this reservation is suitable for a Contract offered as a long term retirement investment vehicle. The only remaining investment option would be the
            EQ/Money Market variable investment option. An investor   s only
recourse if he/she
            does not wish to invest in this variable investment option would be to surrender the
            Contract and be subject to potential withdrawal charges, taxes, and tax penalties.

        37. Please clarify that the 125% referenced in the Enhanced Upside Segment example on page 26 is the Enhanced Upside Rate. If this Segment Type may offer other Enhanced
            Upsides Rates, then please make this clear.

        38. On page 28, please clarify in the disclosure that the Performance Cap Rates announced at least one week before the Segment Start Date (and published on the
Company   s website)
            include rates for initial Segments chosen by an investor at the time of Contract application.

        39. Please revise the Cap Rate Hold discussion on page 28 in accordance with plain English principles. In particular, please avoid using unnecessary defined
terms such as    secured
            Performance Cap Rates    and    Rate Hold Expiration Date.

        40. In the Segment Maturity Value discussion beginning on page 29, please add subheadings to precede the Segment Rate of Return description for each Segment Type.
     Darin Smith, Esq.
    May 14, 2021
    Page 8 of 11

       41. The Contract is a complex insurance and investment vehicle, with multiple index crediting methodologies. Please include detailed examples to help an investor understand how performance is determined under each methodology using various hypothetical assumptions (see, e.g., pages 35-41 of the prospectus for the
Company   s Structured
           Capital Strategies Plus contract, File No. 333-216084). This information may be included in the appendix titled Segment Maturity Value Calculation Examples.

    Determining Your Contract   s Value     Your Contract   s Value in the
Variable Investment
    Options, Segment Type Holding Accounts and the Dollar Cap Averaging Account (page 34)

       42. Please more clearly state that the charge for the Return of Premium death benefit is not reflected in the unit values of the Segment Type Holding Accounts or the dollar cap averaging account, and therefore there are two sets of unit values calculated for the
           EQ/Money Market variable investment option.

    Determining Your Contract   s Value     Your Contract   s Value in the
Structured Investment
    Option (pages 34-35)

       43. Please revise the second paragraph to clarify that the Segment Interim Value calculation may reduce the Segment Investment, and therefore the amount paid upon surrender or contract cancellation. Please also make clear that the amount remaining in a Segment following a transfer or withdrawal (including a withdrawal to pay advisory fees under a
           Series ADV contract) will be reduced based on the Segment Interim Value calculation, and that this reduction could be more than the amount of the transfer or withdrawal.

    Transferring Your Money Among Investment Options (pages 36-37)

       44. Please disclose that transfers out of a Segment prior to the Segment Maturity Date will reduce the Segment Investment and, therefore, the Segment Maturity Value for that
           Segment. Please also state that for Annual Lock Segments, a transfer will also reduce each Annual Lock Anniversary Starting and Ending Amount. If true, please state that these values will be reduced on a pro rata basis by the same proportion that the Segment
           Interim Value is reduced on the date of the transfer. Please state that this amount could be greater than the dollar amount of the transfer. Please provide a cross-reference to the
              Segment Interim Value    discussion in the prospectus.

       45. The prospectus states in various places that a pro rata portion of the Return of Premium
           Death Benefit charge is imposed when calculating the Segment Interim Value for a
           Segment due to early distributions from the Segment, including when amounts are transferred from a Segment prior to the Segment Maturity Date. Because transferred amounts remain in the Contract, and thus will be assessed this charge depending on the investment option to which such amounts are transferred (either as a percentage of daily net assets in the variable investment option or as a reduction in the Segment Rate of
           Return in a new Segment), please explain supplementally the basis for, in effect, imposing the charge twice on such transferred amounts.
     Darin Smith, Esq.
    May 14, 2021
    Page 9 of 11

    Accessing Your Money     Partial Withdrawals (page 38)

       46. When discussing advisory fee deductions in the last paragraph, please provide an example demonstrating the impact of such deductions over time on account value, including as a result of the Segment Interim Value calculation.

    Accessing Your Money     How withdrawals are taken from your account value
(pages 39-40)

       47. The penultimate paragraph states that the Company will only accept a request to withdraw Segment Maturity Value on the Segment Maturity Date if such request is submitted within 12 months of the Segment Maturity Date. Please explain this restriction in more detail, including how this works with a one-year Segment Duration (i.e., does an investor request this future withdrawal on the Segment Start Date?). Please also make this clear each time the prospectus states that an investor can make withdrawals from
           Segments.

    Accessing Your Money     When to Expect Payments (page 40)

       48. Please clarify that the Company will make payments from the variable investment option within seven calendar days after receipt of the transaction request. See Section 22(e)
           under the Investment Company Act of 1940.

    Accessing Your Money     Your Annuity Payout Options (page 41)

       49. Please disclose the risk that if the Life Annuity payout option is selected, there is the possibility of receiving no income payments if the annuitant dies before the date the first payment is scheduled to be made.

    Accessing Your Money - The Amount Applied to Purchase an Annuity Payout
Option
    (pages 41-42)
       50. In the second paragraph, please clarify that a withdrawal charge may apply under the
           Series B contract if a non-life contingent payout option is chosen.

    Charges and Expenses     Charges that the Company Deducts (page 43)

       51. Please revise the disclosure in the first paragraph to state that the Return of Premium
           Death Benefit charge is not deducted from the net assets of the Segment Type Holding
           Accounts or the dollar cap averaging account.

    Payment of Death Benefit (pages 47-52)

       52. With respect to the example on page 48 that illustrates how withdrawals to pay advisory fees reduce the death benefit, please confirm supplementally that the example reflects the
           Segment Interim Value calculation, and make this clear in the disclosure.
     Darin Smith, Esq.
    May 14, 2021
    Page 10 of 11

    Tax Information (pages 53-66)

       53. Please confirm that, to the extent relevant, the tax discussion here and throughout the prospectus reflects any currently effective provisions of the Coronavirus Aid, Relief, and
           Economic Security (CARES) Act, the COVID-Related Tax Relief Act of 2020, the
           Setting Every Community Up for Retirement Enhancement (SECURE) Act, and the
           American Rescue Plan Act of 2021.

    STATEMENT OF ADDITIONAL INFORMATION

       54. When discussing the net investment factor formula on page 2, please clarify in prong (c)
           that the Return of Premium Death Benefit charge is not deducted for the Segment Type
           Holding Accounts or the dollar cap averaging account. Please also remove the reference to daily charges of 1.35%.


                                                 ********


            Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

            You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

            Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.

            In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.
     Darin Smith, Esq.
    May 14, 2021
    Page 11 of 11





            Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.


Sincerely,

                                                                       /s/
Elisabeth Bentzinger


Elisabeth Bentzinger
                                                                       Senior
Counsel


    cc: Andrea Ottomanelli Magovern
        Sally Samuel